UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

SpringBig Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

85021Q 108
(CUSIP Number)

Lightbank Asset Management, LLC 600 West Chicago Avenue Chicago, IL 60654 (312) 765-7820 Attn: Mike Mauceri, Chief Financial Officer
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85021Q 108
1.	Names of Reporting Persons:
Lightbank Asset Management, LLC
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:
0
	8.	Shared Voting Power:
16,000,000*
	9.	Sole Dispositive Power:
0
	10.	Shared Dispositive Power:
16,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
16,000,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐
13.	Percent of Class Represented by Amount in Row (11) 26.0%*
14.	Type of Reporting Person (See Instructions) OO

* There were 45,594,864 shares of common stock, par value $0.0001 per share (the “Common Stock”), of SpringBig Holdings, Inc., a Delaware corporation (the “Company”), issued and outstanding as of May 14, 2024, based upon the information disclosed in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 14, 2024 (the “Form 10-Q”). As of the filing date of this Schedule 13D (the “Filing Date”), the 8% Senior Secured Convertible Promissory Notes due 2026 of the Company (the “Convertible Notes”) are held for the account of Lightbank II, L.P. (“Lightbank II”), an investment fund managed by Lightbank Asset Management LLC, a Delaware limited liability company (“LAM”), which are convertible into 16,000,000 shares of Common Stock within 60 days of August 1, 2024 (the “Event Date”). Eric Lefkofsky (“Mr. Lefkofsky” and, together with LAM, the “Reporting Persons”) is the Co-Managing Partner of LAM. As a result, each of LAM and Mr. Lefkofsky share the power to vote and the power to direct the disposition of all securities of the Company reported in this Schedule 13D. Thus, as of the Filing Date, each of LAM and Mr. Lefkofsky may be deemed to beneficially own 16,000,000 shares of Common Stock, or 26.0% of the shares of Common Stock deemed issued and outstanding as of such date.

CUSIP No. 85021Q 108
1.	Names of Reporting Persons:
Eric Lefkofsky
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:
0
	8.	Shared Voting Power:
16,000,000*
	9.	Sole Dispositive Power:
0
	10.	Shared Dispositive Power:
16,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
16,000,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐
13.	Percent of Class Represented by Amount in Row (11) 26.0%*
14.	Type of Reporting Person (See Instructions) IN, HC

* There were 45,594,864 shares of Common Stock of the Company issued and outstanding as of May 14, 2024, based upon the information disclosed in the Company’s Form 10-Q filed with the SEC on May 14, 2024. As of the Filing Date, the Convertible Notes are held for the account for Lightbank II, an investment fund managed by LAM, which are convertible into 16,000,000 shares of Common Stock within 60 days of the Event Date. Mr. Lefkofsky is the Co-Managing Partner of LAM. As a result, each of LAM and Mr. Lefkofsky share the power to vote and the power to direct the disposition of all securities of the Company reported in this Schedule 13D. Thus, as of the Filing Date, each of LAM and Mr. Lefkofsky may be deemed to beneficially own 16,000,000 shares of Common Stock, or 26.0% of the shares of Common Stock deemed issued and outstanding as of such date.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of SpringBig Holdings, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 621 NW 53rd Street, Suite 500, Boca Raton, Florida 33487.

Item 2. Identity and Background.

(a) This statement is being filed by (i) Lightbank Asset Management, LLC, a Delaware limited liability company (“LAM”); and (ii) Eric Lefkofsky (“Mr. Lefkofsky” and together with LAM, the “Reporting Persons”) as the Co-Managing Partner of LAM.

(b) The principal business address for each of the Reporting Persons is 600 West Chicago Avenue, Chicago, Illinois 60654.

(c) The principal business of LAM is to provide investment management services to various entities, including Lightbank II, L.P. (“Lightbank II”). Mr. Lefkofsky is the Co-Managing Partner of LAM.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) LAM is a Delaware limited liability company. Mr. Lefkofsky is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported in this Schedule 13D underly the 8% Senior Secured Convertible Promissory Notes due 2026 (the “Convertible Notes”), which were initially purchased by Lightbank II, an affiliate of the Reporting Persons, with working capital. The aggregate purchase price of the 16,000,000 shares of Common Stock underlying the Convertible Notes was $2,400,000. On August 1, 2024 (the “Event Date”), the Convertible Notes became convertible into shares of Common Stock at any time preceding January 23, 2026 at a conversion price of $0.15 at the option of the noteholders.

Item 4. Purpose of Transaction.

On January 23, 2024 (the “Closing Date”), the Company entered into a note purchase agreement pursuant to which it issued $6.4 million of Convertible Notes and $1.6 million of 12% Senior Secured Term Promissory Notes due 2026 (the “Term Notes”) in a private placement with the purchasers party thereto (the “Purchasers”). In connection with the closing of the notes, the Company entered into a Director Nomination Agreement (“Nomination Agreement”) on the Closing Date with Shalcor Management, Inc., an Alberta corporation (“Shalcor” and, together with Lightbank II, the “Investors”), and Lightbank II, each of which is a Purchaser. Lightbank II purchased $2,400,000 of Convertible Notes and $600,000 of Term Notes.

Pursuant to the Nomination Agreement, the Investors have the right to appoint or nominate for election to the board of directors of the Company (the “Board”), as applicable, an aggregate of three individuals, to serve as directors of the Company, with two individuals designated as Class I directors of the Board and one individual designated as a Class II director of the Board. On the Closing Date, concurrently with the issuance of the Convertible Notes and the Term Notes and pursuant to the Nomination Agreement, the Board appointed Mr. Sacks, a partner of LAM, as a Class I director of the Board and Mr. Dym as a Class II director of the Board. On May 10, 2024, pursuant to the Nomination Agreement, the Board appointed Mark Silver as a Class I director of the Board.

The shares of Common Stock underlying the Convertible Notes held for the account of Lightbank II and beneficially owned by the Reporting Persons reported herein were acquired for investment purposes in the ordinary course of business of the Reporting Persons. The Reporting Persons acquired beneficial ownership of the shares of Common Stock in the belief that the shares represented an attractive investment opportunity.

The Reporting Persons and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer (the “Board”), including Mr. Sacks, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Company, which may include, among other things, the Company’s business, management, assets, operations, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons expect to review from time to time their investment in the Company and may, depending on the market and other conditions: (i) purchase shares of Common Stock, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of any shares of Common Stock, options or related derivatives now beneficially owned or hereafter acquired by them; and (iii) engage in other plans or proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may continue to engage in communications with Mr. Sacks and may engage in communications with, among others, other members of the Board, the Company’s management, shareholders and other potential investors, potential strategic partners, financial advisors and other industry participants, regarding such matters.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

There were 45,594,864 shares of Common Stock of the Company issued and outstanding as of May 14, 2024, based upon the information disclosed in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 14, 2024. As of the filing date of this Schedule 13D (the “Filing Date”), the Convertible Notes are held for the account of Lightbank II, an investment fund manage by LAM, which are convertible into 16,000,000 shares of Common Stock within 60 days of the Event Date. Mr. Lefkofsky is the Co-Managing Partner of LAM. As a result, each of LAM and Mr. Lefkofsky share the power to vote and the power to direct the disposition of all securities of the Company reported in this Schedule 13D. Thus, as of the Filing Date, each of LAM and Mr. Lefkofsky may be deemed to beneficially own 16,000,000 shares of Common Stock, or 26.0% of the shares of Common Stock deemed issued and outstanding as of such date.

During the sixty (60) days prior to August 1, 2024, and from August 1, 2024 to the Filing Date, there were no purchases or sales of shares of the Common Stock, or securities convertible into or exchangeable for shares of the Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possesses voting or dispositive control over the securities thereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and between such persons any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

The following documents are filed as exhibits to this statement:

Exhibit 99.1	Director Nomination Agreement, dated January 23, 2024, by and among SpringBig Holdings, Inc., Shalcor Management, Inc. and Lightbank II, L.P. (incorporated by reference to Exhibit 1.01 to SpringBig Holdings, Inc.’s Current Report on Form 8-K filed with the SEC on January 29, 2024).

Exhibit 99.2	Joint Filing Agreement.

Exhibit 99.3	Power of Attorney.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2024	Lightbank Asset Management, LLC

	By:	/s/ Mike Mauceri
	Name:	Mike Mauceri
	Title:	Chief Financial Officer

/s/ Mike Mauceri
Mike Mauceri, attorney-in-fact for Eric Lefkofsky

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).